

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

April 2, 2009


09045941

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation's Idaho Cobalt Project Permitting Process Expected to Conclude by Month's End". It was officially released on April 2, 2009.

Thanks and best regards,

L. Emery.

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 4/24



Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: formcap.com

Formation's Idaho Cobalt Project Permitting Process Expected to Conclude by Month's End

Vancouver, B.C., April 02, 2009 - Formation Capital Corporation ("Formation", FCO-TSX) is pleased to announce that its 100% owned subsidiary, Formation Capital Corporation, U.S. (the Company) has provided an update on the status of permitting for its 100% owned Idaho Cobalt Project (ICP), indicating the lengthy permitting process is expected to conclude by the end of this month.

"The entire permitting process initiated in 2001 is rapidly coming to an end", commented Preston Rufe, the Company's Environmental Manager. "We're 99% there." He continued, "The remaining permits, such as the Air Quality Permit and various building permits from Lemhi County are either being finalized by the responsible agency or are primarily administrative in nature requiring no input from the public and therefore are not subject to a lengthy appeal process. Obtaining the NPDES [National Pollutant Discharge Elimination System] discharge permit for the ICP was essentially the last of the major hurdles to cross - and it became effective yesterday. At this point we are waiting on the Forest Service to uphold the ROD [Record of Decision], which is expected by the end of this month."

The ROD outlined conditions necessary for approval of a Plan of Operations (Plan) that included making the necessary changes to the Plan to be consistent with the selected alternative. Within weeks of receiving the affirmative ROD in January 2009, Formation submitted the revised Plan for the ICP to the Forest Service. Today, the Company received comments back from the Forest Service on its Plan for the ICP and the required revisions are easily implemented.

"There are no surprises here.", commented Guy Jeske, General Manager for the ICP, adding, "The comments received are relatively minor and Formation is confident that edits to the Plan necessary for compliance can be made promptly for final Plan approval. After that, it is a matter of submitting a reclamation bond acceptable to the Forest Service - again nothing new there."

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technology, and batteries used in hybrid and electric cars. It will also provide close to 200 well paying jobs in Lemhi and Shoshone Counties in Idaho, and generate over US$8 million in tax revenues for the County, State and Federal governments. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com